Exhibit 99.1

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS FIRST QUARTER 2012 FINANCIAL RESULTS

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, May 11, 2012 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited consolidated financial and operating results for the first quarter ended March 31, 2012. Revenues from continuing operations were $404.2 million compared to $414.0 million in the first quarter of 2011. Net earnings from continuing operations attributable to equity shareholders were $119.2 million ($0.32 per share) compared to $133.2 million ($0.36 per share) in 2011. The operating cash flow from continuing operations before changes in working capital1 was $185.7 million ($0.49 per share) compared to $214.5 million ($0.57 per share) during the first quarter of 2011.

“We had a good start to 2012 and are on track to meet our annual guidance for production and cash costs,” said Steve Letwin, President and CEO of IAMGOLD. “We finished the first quarter strongly at our two flagship operations, with attributable production in March of over 32,000 ounces at Rosebel and over 30,000 ounces at Essakane. Both mines are running well and meeting the objectives per their mine plans, and the Westwood project is on track to begin production in the first quarter of 2013.”

Mr. Letwin further commented, “We have been clear about the strategic direction for our company, and look forward to expanding our gold production pipeline through the proposed acquisition of Trelawney. This transaction offers a very attractive return on capital. Trelawney’s location in northern Ontario will give us a much more geographically balanced production profile. Its large defined resource will increase our global resource base by close to 30% and has expansion potential. Trelawney is an excellent strategic fit and dovetails perfectly into our project development timeline. At the same time, the ground work is being laid for the Niobec expansion and we’re developing a plan to bring our rare earth elements to market.”

FIRST QUARTER 2012 HIGHLIGHTS

Financial Performance and Position

•

Revenues from continuing operations were $404.2 million, down 2% from $414.0 million in the first quarter of 2011, the result of lower gold sales partly due to the timing of shipments, partially offset by higher gold prices and niobium sales.

•	Net earnings from continuing operations attributable to equity shareholders were $119.2 million ($0.32 per share) compared to $133.2 million ($0.36 per share) in the same period in 2011.

•

Adjusting for items not indicative of future operating performance, adjusted net earnings from continuing operations attributable to equity shareholders[1] were $92.4 million ($0.25 per share1) compared to $117.8 million ($0.32 per share) in the first quarter of 2011.

•

The operating cash flow from continuing operations before changes in working capital[1] of $185.7 million ($0.49 per share1), decreased by 13% compared to $214.5 million ($0.57 per share) in the first quarter of 2011.

•

Cash, cash equivalents and gold bullion (at market) were $1.3 billion at March 31, 2012. Operating cash flow during the current quarter effectively funded investments in operating, exploration and development sites.

Production, Cash Costs and Margin

Gold Operations

•	The attributable gold production of 207,000 ounces declined by 11% from 233,000 ounces in the first quarter of 2011.

•

The gold margin[2] increased by 20% from $854 per ounce during the first quarter of 2011 to $1,023 per ounce during the first quarter of 2012 as 22% price increases more than offset the increases in costs.

•

Weighted average cash costs[2] were $679 per ounce, compared to $544 per ounce in the first quarter of 2011. Cash costs at IAMGOLD-operated sites were $596 per ounce compared to $487 per ounce in the first quarter of 2011.

Throughout 2011 the Company faced cost pressures from higher labour costs, higher energy costs, and higher costs of consumables. Despite the recent decline from high prices, the worldwide price for crude oil continues to be higher than during the prior year. This increase in energy prices led to higher haulage and power generation costs. The Company has entered into various hedges to partially mitigate the impact. Royalties increased by $17 per ounce compared to the first quarter of 2011 due to higher gold prices. In addition, lower grades and hard rock contributed to increasing costs per ounce.

Niobec Mine

•	The niobium production of 1,109 thousand kilograms during the first quarter of 2012, was consistent with the 1,087 thousand kilograms of niobium produced in the first quarter of 2011.

•	The operating margin of $16 per kilogram was consistent with that of the first quarter of 2011.

Operating Highlights

•	In April 2012, the Company re-affirmed the resource study for the Westwood project. The commercial start-up date for production remains on track for early 2013.

•

At the Essakane mine in Burkina Faso, the development study to double hard rock processing was completed at the end of 2011. Pending final agreement on fiscal terms with the Government of Burkina Faso, a construction start is planned for the second half of 2012 followed by commissioning of the expanded plant in 2014.

•

At the Rosebel mine in Suriname, the installation of a third ball mill this year, along with a temporary pre-crusher, a larger pebble crusher, and an expanded gravity recovery circuit, is expected to have a positive impact on throughput by the second half of 2012. In addition, a feasibility study expected to be completed by the end of 2012, will provide greater design detail around various aspects of the expansion project and is intended to further increase the capacity to treat harder ores at the mill.

•

In December 2011, IAMGOLD announced an initial agreement with the Surinamese government on the terms and conditions related to further expansion at Rosebel. The Company is making good progress towards reaching a definitive agreement, which will be followed by a concept study to further define the expansion potential of bringing in the satellite resources.

•	The military unrest in Mali has not had a significant impact on production at the Company’s joint venture operations with AngloGold Ashanti. The Company continues to monitor the situation.

•

The Sadiola sulphide project in Mali has progressed cautiously given recent political events. The Company and its joint venture partner are monitoring the transition of the government. IAMGOLD expects the project will be back on track in the coming months.

•

The Company continues to move forward in unlocking the value of Niobec, including progress on the feasibility study based on block-caving and establishing the financing framework for the expansion. The framework is premised on obtaining funding without reliance on cash flow from the gold business.

•	IAMGOLD continues to evaluate options for exploiting the large Rare Earth Elements (“REE”) resource near its Niobec mine operation.

•

In line with a higher exploration budget in 2012, exploration expenditures totaled $28.4 million during the first quarter of 2012, compared to $20.7 million during the first quarter of 2011. Exploration spending included near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 18 projects.

Trelawney Acquisition

•

On April 27, 2012, IAMGOLD announced that it has entered into a definitive agreement to acquire, through a plan of arrangement, all of the issued and outstanding common shares of Trelawney Mining and Exploration Inc. (“Trelawney”), a Canadian junior mining and exploration company, focused on the development of a significant mineral deposit in northern Ontario. The fully diluted in the money value of the transaction is approximately C$608 million with an enterprise value of C$505 million net of cash. Shareholders will receive C$3.30 in cash for each Trelawney share held.

•	The cash transaction is made possible by the Company’s strong liquidly position which was bolstered by the inflow of over $700 million in cash from divesting of non-core assets in 2011.

•	The proposed transaction will increase the Company’s resources by approximately 30% or 7 million ounces of contained gold with potential for significant exploration and expansion.

•

This proposed transaction is expected to provide an accretive return on invested capital. The acquisition is consistent with the Company’s strategy to invest in development projects that it owns and operates so maximum benefit can be derived from leveraging existing operational and development expertise.

•	The proposed Trelawney acquisition significantly strengthens the Company’s future gold production profile and provides a more geographically balanced asset mix.

Commitment to Zero Harm

Zero Harm is an underlying core value for all that we do at IAMGOLD. The Company operates to benefit all stakeholders through a commitment to leadership at all levels, daily engagement of its employees in responsible operating, and by fostering a culture of finding and eliminating potential impacts.

•

IAMGOLD was added to the Jantzi Social Index (JSI), a socially screened, market capitalization-weighted common stock index, modeled on the S&P/TSX 60. IAMGOLD is one of only eight mining companies on the index.

•

IAMGOLD participates in Towards Sustainable Mining (TSM), a program developed by the Mining Association of Canada (MAC) and a national Community of Interest panel. In the first quarter, IAMGOLD completed a third party external verification of its 2011 TSM self-assessment and reported on the new health and safety performance indicators provided by MAC. Overall, and on average, IAMGOLD achieved an “A” rating. Most noteworthy, was the achievement of a AAA rating by the Rosebel mine under the External Outreach protocol. In achieving this rating, Rosebel has become the first international site as a MAC member to achieve a AAA rating in External Outreach.

•

Requested and received approval from the Quebec provincial authorities to use the inactive Doyon open pit to store tailings generated from the Westwood mine. This process will begin in 2013, commensurate with the scheduled start-up of Westwood.

•	The frequency of all types of serious injuries (measured as DART rate3) across IAMGOLD was 1.03 for the first quarter of 2012 compared to 1.12 for full year 2011.

•	The Total Recordable Injury rate (TRIR) is also trending downward, showing a reduction of 18% over 2011. The TRIR is a measure of all injuries occurring across IAMGOLD.

FIRST QUARTER FINANCIAL REVIEW

•

Revenues from continuing operations in the first quarter of 2012 were $404.2 million, a 2% decrease from $414.0 million in the first quarter of 2011. The variance was due to lower gold sales partly offset by higher realized gold prices and higher revenue from the sale of niobium. For IAMGOLD’s continuing operations including joint ventures, the number of ounces of gold sold decreased by 58,000 ounces while the average realized gold price rose by 22% compared to the first quarter of 2011. Gold sales declined for three reasons:

•	Build-up of inventory in process in the first quarter 2012 which was sold in April (13,000 ounces);

•	Late timing of production at the end of 2010 which was carried forward and sold in the first quarter of 2011 (17,000 ounces); and

•	Lower gold production in the first quarter of 2012 (28,000 ounces), mainly the result of harder ore and lower grades.

•

Net earnings attributable to equity shareholders were $119.2 million ($0.32 per share) during the first quarter of 2012, compared to $153.4 million ($0.41 per share) in the first quarter of 2011. The gold margin per ounce[2] increased from $854 during the first quarter of 2011 to $1,023 in the current quarter as price increases more than offset the increases in costs. Net earnings for the comparative quarter included the positive impact of earnings from discontinued operations of $20.2 million.

•

Adjusted net earnings from continuing operations attributable to equity shareholders[1] of $92.4 million ($0.25 per share1) in the first quarter of 2012 decreased by 22% compared to $117.8 million ($0.32 per share) in the first quarter of 2011.

•

The operating cash flow from continuing operations in the first quarter of 2012 was $170.3 million compared to $199.0 million in the first quarter of 2011. Operating cash flow from continuing operations before changes in working capital[1] in the first quarter of 2012 was $185.7 million ($0.49 per share1), a decrease of 13% compared to $214.5 million ($0.57 per share) in the first quarter of 2011. The decrease is mainly due to the impact of lower production partially offset by higher per ounce gold margin.

Financial Position

•	The Company’s cash, cash equivalents and gold bullion (at market value) position was $1.3 billion at March 31, 2012, consistent with the end of 2011.

•	As at March 31, 2012, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities.

SUMMARIZED FINANCIAL RESULTS

(in $millions)	March 31, 2012	Change	December 31, 2011
	$		$
Financial Position
Cash, cash equivalents and gold bullion
• at market value	1,257.1	—	1,262.5
• at cost	1,130.1	(2%)	1,148.4
Total assets	4,456.6	2%	4,349.7
Equity	3,660.9	4%	3,528.9

(in $millions, except where noted)	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Results of Continuing Operations
Revenues	404.2	(2%)	414.0
Mining costs including depreciation, depletion and amortisation	215.6	3%	209.5

Gross earnings from mining operations	188.6	(8%)	204.5

Net earnings from continuing operations attributable to equity shareholders	119.2	(11%)	133.2
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.32	(11%)	0.36

Net earnings attributable to equity shareholders	119.2	(22%)	153.4
Basic net earnings attributable to equity shareholders per share ($/share)	0.32	(22%)	0.41

Adjusted net earnings from continuing operations attributable to equity shareholders(a)	92.4	(22%)	117.8
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)(a)	0.25	(22%)	0.32

Cash Flows
Operating cash flow from continuing operations	170.3	(14%)	199.0
Operating cash flow from continuing operations before changes in working capital(a)	185.7	(13%)	214.5
Operating cash flow from continuing operations before changes in working capital per share ($/share)(a)	0.49	(14%)	0.57

(a)

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share and operating cash flow from continuing operations before changes in working capital per share are non-GAAP measures. Refer to the Supplemental Information for reconciliation to GAAP measures at the end of this news release.

KEY OPERATING STATISTICS

	First quarter ended March 31, 2012	Change	First quarter ended March 31, 2011
Gold mines
(Continuing operations)
Gold sales – 100% (000oz)	208	(22%)	266
Gold sales – Attributable (000oz)	195	(22%)	249
Average realized gold price ($/oz)	1,702	22%	1,398

Attributable gold production (000 oz)
Continuing operations	207	(11%)	233
Discontinued operations(a)	—	(100%)	57

Total	207	(29%)	290

Cash cost from continuing operations ($/oz)(b)	679	25%	544

Gold margin from continuing operations ($/oz)(b)	1,023	20%	854

Niobec mine – Operating results
Niobium production (thousands of kg Nb)	1,109	2%	1,087
Niobium sales (thousands of kg Nb)	1,183	16%	1,018
Operating margin ($/kg Nb)(b)	16	—	16

(a)	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.
(b)

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION, CASH COST AND

GOLD MARGIN PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production and the gold margin.

	Gold Production		Total Cash Cost(a)
First quarter ended March 31	2012	2011	2012	2011
	(000 oz)	(000 oz)	$/oz	$/oz
IAMGOLD Operator
Rosebel (95%)	93	100	637	544
Essakane (90%)	80	95	562	428
Doyon division(b) (100%)[1]	2	—	134	—

	175	195	596	487

Joint Ventures
Sadiola (41%)	25	30	1,010	724
Yatela (40%)	7	8	1,613	1,312

	32	38	1,135	840

Continuing operations	207	233	679	544
Discontinued operations(c)	—	57	—	701

Total	207	290	679	575

Continuing operations
Cash cost excluding royalties			588	470
Royalties			91	74

Total cash cost(a)			679	544

	Gold margin
	First quarter ended March 31
	2012	2011
	$/oz	$/oz
Gold margin from continuing operations
Realized gold prices	1,702	1,398
Total cash cost	679	544

Gold margin(a)	1,023	854

(a)	Total cash cost per ounce and gold margin per ounce are a non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.
(b)	As a cost savings initiative, the ore mined from Mouska was stockpiled in 2012 and in 2012 the mine will not be producing other than marginal gold derived from mill clean-up process.
(c)	Discontinued operations include Mupane, Tarkwa and Damang which were sold in 2011.

OPERATIONS

ROSEBEL MINE, SURINAME

Gold production during the first quarter of 2012 was 7% lower than the same quarter in the prior year, primarily as a result of lower grades and recoveries partially offset by higher throughput.

During the quarter, Rosebel initiated waste stripping at the second phase of the East Pay Caro pit and capitalized 0.8 million tonnes of waste mined from the area.

Total cash costs per ounce were higher compared to same quarter of the last year mainly due to higher labour and energy costs. Royalties were higher as a result of higher realized gold prices.

Rosebel’s attributable production in 2012 is expected to be between 370,000 and 395,000 ounces. Capital expenditures of $160 million for 2012 includes mill expansion project ($68 million), mine expansion ($15 million), resource delineation and near mine exploration ($16 million), replacement of mining equipment ($51 million), and other sustaining capital expenditures ($10 million). The 95,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

ESSAKANE MINE, BURKINA FASO

The attributable production during the first quarter of 2012 was 80,000 ounces, compared to 95,000 ounces during the first quarter of 2011. The decrease in production was anticipated and is the result of harder ore and lower grades encountered.

Total cash costs in the first quarter of 2012 were higher compared to the first quarter of 2011 mainly due to lower production. Other factors such as higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices contributed towards the remaining increase in total cash costs.

Essakane’s attributable production in 2012 is expected to be between 320,000 and 345,000 ounces. Capital expenditures for 2012 of $330 million are planned at Essakane and include expansion ($208 million), capitalized stripping ($50 million), additional water storage ($15 million), additional power generation for hard ore ($12 million), resource delineation and near-mine exploration program ($8 million) and other sustaining capital ($37 million).

DOYON DIVISION, CANADA

During the quarter, the Mouska mine produced 2,000 ounces as a result of the mill clean-up activities. Mine production continues to proceed well and the site is continuing to stockpile ore which will be processed in 2013.

In 2012, Mouska will continue stockpiling ore which will be processed in 2013 at the mill currently being refurbished for the start-up of Westwood. Except for gold produced during mill clean-up, there is no gold production planned at Mouska in 2012.

SADIOLA MINE, MALI

The attributable gold production for the first quarter of 2012 was lower compared to the prior year period due to lower throughput from lower mill availability and lower recoveries due to graphitic ore.

Total cash costs rose during the first quarter of 2012 compared to the first quarter in the prior year primarily as a result of lower production coupled with higher energy costs, consumables costs, and increased royalties from higher realized gold prices.

The military unrest in Mali, which commenced in late March 2012, has not had a significant impact on production at the Company’s joint venture operations with AngloGold Ashanti. The Company continues to monitor the situation.

Sadiola did not distribute any dividends during the first quarters of 2012 and 2011.

YATELA MINE, MALI

The attributable gold production was lower in the first quarter of 2012 compared to the same quarter in 2011 as a result of lower gold stacked in prior periods.

Total cash costs during the first quarter of 2012 were higher than the same quarter in the prior year. This was primarily due to lower gold production, higher energy costs and higher royalties due to higher realized gold prices.

Yatela did not distribute a dividend during the first quarter of 2012.

NIOBEC NIOBIUM MINE, CANADA

Niobium production during the first quarter of 2012 was slightly higher than the same period in 2011 as higher throughput partially offset lower grades. Productivity improvement initiatives continued to show results and the mine achieved a record for material mined during the quarter.

Niobium revenues increased to $48.4 million in the first quarter of 2012 compared to $39.6 million in the same period in 2011 due to a higher realized niobium price and sales volume. Notwithstanding the higher average sales price realized, the operating margin was in line with operating margin for the same period in 2011 due to higher prices of consumables and higher labour costs.

The Niobec mine’s production for 2012 is expected to be between 4.6 million and 5.1 million kilograms of niobium with an operating margin between $15 and $17 per kilogram. In 2012, capital expenditures at Niobec of $90 million are planned for advancing the feasibility study ($30 million), underground development ($16 million), flotation optimization project ($9 million), service hoist ($8 million), mining equipment ($6 million), pumping station ($4 million) and sustaining capital ($17 million).

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold sales		Realized gold price
First quarter ended March 31	2012	2011	2012	2011
	(000 oz)	(000 oz)	$/oz	$/oz
Operator	178	229	1,704	1,400
Joint ventures(a)	30	37	1,690	1,387

Total sales from continuing operations(b)(c)	208	266	1,702	1,398

(a)	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
(b)

Attributable sales volume for the first quarters of 2012 and 2011 were 195,000 ounces and 249,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(c)	Continuing operations exclude Mupane, Tarkwa and Damang which were sold in 2011.

NIOBEC PRODUCTION, SALES AND OPERATING MARGIN

First quarter ended March 31	2012	Change	2011
Operating results – Niobec mine
Niobium production (thousands of kg Nb)	1,109	2%	1,087
Niobium sales (thousands of kg Nb)	1,183	16%	1,018
Operating margin ($/kg Nb)(a)	16	—	16

(a)	Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the provinces of Ontario and Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

These advanced opportunities include an on-going resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname, an underground exploration and resource delineation drilling program of more than 89,000 metres at the Westwood development project in Quebec and a resource delineation program of approximately 49,000 metres at Essakane in Burkina Faso.

In the first quarter of 2012, IAMGOLD incurred $28.4 million on exploration projects compared to $20.7 million in the first quarter of 2011. The first quarter of 2012 expenditures included:

•	near-mine exploration and resource development expenditures of $10.3 million, and

•

greenfield exploration expenditures of $18.1 million conducted at 18 projects, including two advanced exploration sites, in 8 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

2012 Outlook

IAMGOLD guidance for production and cash costs has been maintained for 2012 and is as follows:

2012 Plan
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	370 - 395
Essakane	320 - 345

690 - 740
Sadiola and Yatela mines	150 - 170

Total attributable production	840 - 910

Cash cost ($/oz of gold) from continuing operations(a)	$670 - $695

Average gold price ($/oz)	1,700
Average crude oil price ($/barrel)	90
Average foreign exchange rate (C$/US$)	1.00
Average foreign exchange rate (US$/€)	1.40

Niobium production
Niobec (millions of kilograms)	4.6 - 5.1
Operating margin ($/kg Nb)(a)	$15 - $17

(a)

Cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

The company maintains its annual gold production guidance of 840,000 to 910,000 ounces for 2012, with the potential for some seasonal variation, particularly in the second quarter. Based on historical patterns, the typical rainy season in Suriname could result in a softer second quarter at Rosebel. However, with planned pit sequencing in the second half of 2012, production is expected to be on track to meet guidance for the year. Cash costs are expected to be trending higher in the second quarter due to seasonal variation and mine sequencing at both Rosebel and Essakane. In the second half of the year, cash costs are expected to be on track and within the annual guidance.

At Niobec, production numbers indicate that the Company is on track for meeting its annual guidance of 4.6 million to 5.1 million kilograms of niobium. A scheduled maintenance shutdown on the service hoist could result in a lighter second quarter.

The Company is reducing its annual capital expenditures guidance for 2012 from $880 million to a range of between $810 and $840 million. The first quarter expenditures were lower than expected given initial project ramp assumptions that have not materialized. At Essakane, the Company continues working with the government of Burkina Faso on the resolution of fiscal terms, and, based on recent discussions, is optimistic the project will be up to speed in the near term. In addition, advance delivery of key equipment did not arrive at certain sites. At Sadiola, the deep sulphide project initiative has progressed cautiously given the ongoing political events. The Company is monitoring the situation and is ready to move forward when appropriate.

The effective tax rate for 2012 is expected to be in the range of 32% to 34%. Cash income and mining tax payments of $15.5 million were made during the first quarter of 2012. Cash income and mining tax payments, for the final payments of the 2011 income and mining tax liabilities and installments for the estimated income and mining tax liabilities for 2012, will be in the range of $90 to $110 million for the second quarter of 2012.

Non-GAAP4 Performance Measures

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

(in $ millions, except for number of shares and per share amounts)	First quarter ended March 31
	2012	2011
	$	$
Earnings from continuing operations before income and mining taxes and non-controlling interests	180.2	185.5

Foreign exchange loss (gain)	(10.3)	5.3
Unrealized gain on derivative instruments	(9.6)	(2.9)
Gain on sales of marketable securities	(5.6)	(0.3)
Impairment of marketable securities	4.6	—
Gain on sales of assets	(2.3)	(10.7)
Changes in estimates of asset retirement obligations at closed sites	(3.1)	—

	(26.3)	(8.6)

Adjusted earnings from continuing operations before income and mining taxes and non-controlling interests	153.9	176.9
Income and mining tax expenses	(51.2)	(43.4)
Tax impact on adjusted items	(0.5)	(6.8)
Non-controlling interests	(9.8)	(8.9)

Adjusted net earnings from continuing operations attributable to equity shareholders	92.4	117.8

Basic weighted average number of common shares outstanding (in millions)	376.0	373.6

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	0.25	0.32

Operating cash flow from continuing operations before changes in working capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

(in $ millions, except where noted)	First quarter ended March 31
	2012	2011
	$	$
Cash flow generated from continuing operating activities per the unaudited consolidated interim financial statements	170.3	199.0
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	(20.6)	0.3
Inventories and long-term stockpiles	22.4	16.8
Accounts payable and accrued liabilities	13.6	(1.6)

Operating cash flow from continuing operations before changes in working capital	185.7	214.5

Basic weighted average number of common shares outstanding (in millions)	376.0	373.6

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	0.49	0.57

END NOTES

(1)

Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share are non-GAAP financial measures. Please refer to the reconciliation to GAAP measures above in this news release.

(2)

Cash cost per ounce, gold margin per ounce, operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

(3)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
(4)	GAAP – Generally Accepted Accounting Principles

CONFERENCE CALL

A conference call will be held on May 14, 2012 at 9:00 a.m. (Eastern Daylight Time) for a discussion with management regarding the Company’s 2012 first quarter operating performance and financial results. A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-206-0240 or 1-646-216-7111, passcode: 50578492#

A replay of this conference call will be available from 5:00 p.m. May 14th to June 14th, 2012. Access this replay by dialling: North America toll-free: 1-866-206-0173 or 1-646-216-7204, passcode: 271582#

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this presentation, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.